Exhibit 99.6

Form 51-102F3

Material Change Report

Item 1:

Name and Address of Company

PEDIMENT GOLD CORP.

Suite 680-789 West Pender Street

Vancouver, British Columbia  V6C 1H2

(the “Company”)

Item 2

Date of Material Change

June 7, 2010

Item 3

News Release

The news release was disseminated on June 7, 2010.

Item 4

Summary of Material Change

The Company begins 40,000 metre drill program at San Antonio.

Item 5

Full Description of Material Change

5.1

Full Description of Material Change

The Company announced that it has commenced drilling on its 100%-owned San Antonio Gold property in Baja Sur, Mexico. The drill program was originally announced on January 14, 2010, and contemplated 11,000 metres, however due to additional information developed during the last few months; the drill program has been expanded to 40,000 metres and will utilize one reverse circulation (RC) drill and one diamond drill. The program has been designed to accomplish three key objectives; exploration, metallurgical geotechnical, and further definition sampling of the resources reported in the Technical Report and Resource Update, by Herdrick and Giroux, dated November 29, 2009, and announced on December 18, 2009 (the “Report”). The Report outlined a Measured Resource of 34.2 million tonnes grading 1.09 g/t gold and an Indicated Resource of 13.1 million tonnes grading 0.80 g/t gold, totaling 1.54 million ounces of gold at a 0.40 grams of gold per tonne cut off level.

The first 24,000 metres of RC drilling will focus on the definition of the Los Planes, Los Colinas and intermediate zones that are now thought to be a continuous zone of gold mineralization. Recent re-logging of previously drilled material coupled with a reinterpretation of the geophysical data, has resulted in a better understanding of the interrelated structural and porphyritic intrusive setting of mineralized zones at the San Antonio project site. Five very young cross cutting fault structures, identified only from drilling, are better understood where they offset gold mineralization and where the trends may continue along a 2 kilometre trend. The Company now believes there is potential for additional gold mineralization as a result of a better understanding of these covered mineralized zones and their fault offsets. The emphasis for drilling in this area is twofold; it should lead to a reclassification of the existing resource and provide the Company with the information necessary to determine whether it can enhance the currently known gold resource.

Secondly, a 7,500-metre, diamond-drill-hole program at Los Planes will include several large-diameter, PQ size core holes that will be drilled to systematically sample the known mineralized areas.  This will provide material with a good spatial distribution for advanced metallurgical test work. Also, several oriented-core holes are planned to obtain geotechnical information for use in estimating potential pit slope angles. Finally some of the core drilling will twin RC drill holes for Quality Control purposes.

The Company has also planned 8,500 metres of drilling on nearby exploration targets further along strike of the known gold resource at Los Planes. In addition, located several kilometres to the west of Los Planes is an area known as El Triunfo, where systematic geological mapping with an emphasis on the detailed structural setting is being conducted. Several smaller, historic, past-producing mines exist in this area that produced gold and silver with lead and zinc mineralization and appear to be a mesothermal mineralized system like the San Antonio mineral deposits. Evidence of past production from the Triunfo mine is in the form of large waste dumps and old artisanal workings that exist over a discontinuous distance of 15 kilometers. Although the gold mineralization is augmented with silver, lead and zinc along the Triunfo trend, El Triunfo is clearly a significant exploration target.

The Preliminary Assessment ("PA"), also known as a Scoping Study which began in April, 2010 and is being conducted by AMEC E&C Services Inc., ("AMEC") is continuing. The results will be released in a NI 43-101 compliant report that is expected to be completed by the end of the third quarter of 2010. The report will also contain AMEC's recommendations regarding continued plans for the development of the San Antonio gold project.

Additionally, progress is being made by Schlumberger Water Services - Mexico/Central America (“Schlumberger”) to complete a Phase-I, water resource delineation and characterization of the San Antonio Project. Schlumberger's long-term objectives for this work are evaluating and recommending means of developing water resources for the project, developing and implementing a water-quality monitoring program, and developing and implementing groundwater control measures.

Quotations are being solicited and evaluated for other services relating to project development including metallurgical testing, slope stability, permitting, and socio-economic assessments.

Melvin Herdrick, Vice President of Exploration and Director, is a Qualified Person as defined by NI 43-101 and has reviewed and approved this material change report.

This material change report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 27E of the U.S. Securities Exchange Act of 1934, as amended, and within the meaning of Canadian provincial securities laws applicable to the Company, regarding the drill program at San Antonio, future work plans, possible outcomes of planned exploration programs and the completion and timing of a new 43-101 technical report. Such statements include, without limitation, statements regarding the timing of future exploration activities by the Company, future anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, and business plans. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company's inability to obtain any necessary permits, consents or authorizations required for its activities, the Company's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. The reader is referred to the Company's reports, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com, and the U.S. Securities and Exchange Commission's Electronic Data Gathering and Retrieval (EDGAR) System at www.sec.gov, for a more complete discussion of such risk factors and their potential effects.

All of the Company's public disclosure filings may be accessed via www.sedar.com and www.sec.gov, and readers are urged to review these materials, including any technical reports filed with respect to the Company's mineral properties.

This material change report is not, and is not to be construed in any way as, an offer to buy or sell securities.

5.2

Disclosure for Restructuring Transactions

Not applicable.

Item 6

Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

Gary Freeman, President & Chief Executive Officer

Business Telephone:

(604) 682-4418

Facsimile:

(604) 669-0384

Item 9

Date of Report

June 7, 2010